

Mail Stop 4720

May 23, 2018

Harold R. Carpenter
Chief Financial Officer
Pinnacle Financial Partners, Inc.
150 Third Avenue South, Suite 900
Nashville, Tennessee 37201

  Re: Pinnacle Financial Partners, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed February 28, 2018
    File No. 000-31225

Dear Mr. Carpenter:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended December 31, 2017

Notes to Consolidated Financial Statements

Note 6. Loans and Allowance for Loan Losses, page 99

1. We note that the impaired loan disclosures required by ASC 310-10-50-15 have been provided for nonaccrual loans on pages 102 – 103. We further note disclosures on page 19 of your Form 10-Q for the period ended March 31, 2018 includes disclosures of impaired loans, but appears to also include loans acquired with deteriorated credit quality which are subject to the disclosure requirements of ASC 310-30-50-2. As a result, disclosures of your impaired loans during these periods are not comparable or in accordance with the disclosure requirements. Please provide us with and revise your future filings to provide all of the impaired loan disclosures required by ASC 310-10-50-15 and separately provide the required disclosures pursuant to ASC 310-30-50-2

related to your loans acquired with deteriorated credit quality. Please also clearly disclose what loans are included in your impaired loan balances for each period presented.

Form 8-K Filed April 17, 2018

Exhibit 99.1

Reconciliation of non-GAAP selected Quarterly Financial Data, page 15

2. We note your disclosure on page 17 of core net interest margin, a non-GAAP measure that which excludes the impact of purchase accounting. It appears that disclosing financial metrics simply excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, in future filings, including Forms 8-K, please do not disclose financial metrics that exclude the impact of purchase accounting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3484 with any questions.

Sincerely,

/s/ John A. Spitz

John A. Spitz
Staff Accountant
Office of Financial Services